Exhibit 15.4

September 20, 2021

Verano Holdings Corp

415 N. Dearborn – 4th Floor

Chicago, IL 60654

Dear Sirs/Mesdames:

Re:	Form 20-F of Alternative Medical Enterprises, LLC and Affiliates (the “Company”)

We refer to the final Form 20-F (the “Form 20-F”) of the Company dated September 20, 2021 relating to the registration of Class A subordinated voting shares of Verano.

ATLAS CPA’s & Advisors PLLC is not registered with the Public Company Accounting Oversight Board.

We, ATLAS CPA’s & Advisors PLLC, consent to the use, through incorporation by reference in the Form 20-F, of our audit report dated October 26, 2020 to the shareholders and board of directors of the Company on the following financial statements:

Alternative Medical Enterprises, LLC & Affiliates, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended December 31, 2019 and 2018, and the related notes (the “Financial Statements”).

We report that we have read the Form 20-F and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Form-20-F.

Sincerely,